BANKINTER

Institutional Relations

Paseo de la Castellana, 29
28046 Madrid

Telephone: +34 91 339 75 32
Fax: +34 91 339 75 56
E-mail: dperez@bankinter.es
mlalonso@bankinter.es

RECEIVED
2006 SEP 19 P 12:71
OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-02972

Securities & Exchange Commission
Office of Intl. Corp. finance
Room 3094 - Stop 3-6
450 Fifth St. N.W.
Washington DC 20549
U.S.A.



06016949

SUPPL

September ,15th 2006

Dear Sirs,

Please find enclosed the documents , for the information requirements undertaken by BANKINTER, S.A., in order to maintain the granted exemptions from registration under Rule 12g 3-2 (b) of the Securities Exchange Act. of 1934.

Attached reports of 2006

- Balance Sheet as of April, May and June 2006 (Spanish Banking Committee) Reports # 1,2,3
- P&L June 2006 Spanish Banking Committee) Report # 4
- June 2006 financial Summary, Report # 5
- 2nd Quarter 2006 Results Presentation. # 6

PROCESSED
SEP 25 2006
THOMSON
FINANCIAL

Yours sincerely,

David Pérez
Director

If you need further information about us visit: https://www.ebankinter.com/webcorporativa

9/19

R. M. MADRID, T. 1.857, F. 220, H. 9643 - C.I.F. A-28/157360

ACTIVO	Miles de Euros
1. CAJA Y DEPÓSITOS EN BANCOS CENTRALES	**156.753**
2. CARTERA DE NEGOCIACIÓN	**3.270.722**
2.1. Depósitos en entidades de crédito	0
2.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
2.3. Crédito a la clientela	0
2.4. Valores representativos de deuda	2.888.585
2.5. Otros instrumentos de capital	256.683
2.6. Derivados de negociación	125.454
Pro-memoria: Prestados o en garantía	2.577.222
3. OTROS ACTIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PÉRDIDAS Y GANANCIAS	**32.163**
3.1. Depósitos en entidades de crédito	0
3.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
3.3. Crédito a la clientela	0
3.4. Valores representativos de deuda	0
3.5. Otros instrumentos de capital	32.163
Pro-memoria: Prestados o en garantía	0
4. ACTIVOS FINANCIEROS DISPONIBLES PARA LA VENTA	**4.456.787**
4.1. Valores representativos de deuda	4.388.468
4.2. Otros instrumentos de capital	68.319
Pro-memoria: Prestados o en garantía	4.118.031
5. INVERSIONES CREDITICIAS	**33.636.271**
5.1. Depósitos en entidades de crédito	5.182.441
5.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
5.3. Crédito a la clientela	28.175.298
5.4. Valores representativos de deuda	0
5.5. Otros activos financieros	278.532
Pro-memoria: Prestados o en garantía	0
6. CARTERA DE INVERSIÓN A VENCIMIENTO	**0**
Pro-memoria: Prestados o en garantía	0
9. AJUSTES A ACTIVOS FINANCIEROS POR MACRO-COBERTURAS	**-6.266**
10.DERIVADOS DE COBERTURA	**79.117**
11.ACTIVOS NO CORRIENTES EN VENTA	**4.263**
11.1. Depósitos en entidades de crédito	0
11.2. Crédito a la clientela	0
11.3. Valores representativos de deuda	0
11.4. Instrumentos de capital	0
11.5. Activo material	4.263
11.6. Resto de activos	0
12.PARTICIPACIONES	**137.065**
12.1. Entidades asociadas	656
12.2. Entidades multigrupo	36.225
12.3. Entidades del grupo	100.184
13.CONTRATOS DE SEGUROS VINCULADOS A PENSIONES	**0**
15.ACTIVO MATERIAL	**312.014**
15.1. De uso propio	309.127
15.2. Inversiones inmobiliarias	0
15.3. Otros activos cedidos en arrendamiento operativo	2.887
15.4. Afecto a la Obra social	0
Pro-memoria: Adquirido en arrendamiento financiero	0
16.ACTIVO INTANGIBLE	**189**
16.1. Fondo de comercio	0
16.2. Otro activo intangible	189
17.ACTIVOS FISCALES	**229.963**
17.1. Corrientes	55.802
17.2. Diferidos	174.161
18.PERIODIFICACIONES	**34.895**
19.OTROS ACTIVOS	**9.421**
TOTAL ACTIVO	**42.353.357**

PASIVO	Miles de Euros
1. CARTERA DE NEGOCIACIÓN	**2.809.320**
1.1. Depósitos de entidades de crédito	0
1.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
1.3. Depósitos de la clientela	0
1.4. Débitos representados por valores negociables	0
1.5. Derivados de negociación	125.856
1.6. Posiciones cortas de valores	2.683.464
2. OTROS PASIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PÉRDIDAS Y GANANCIAS	**0**
2.1. Depósitos de entidades de crédito	0
2.2. Depósitos de la clientela	0
2.3. Débitos representados por valores negociables	0
3. PASIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PATRIMONIO NETO	**0**
3.1. Depósitos de entidades de crédito	0
3.2. Depósitos de la clientela	0
3.3. Débitos representados por valores negociables	0
4. PASIVOS FINANCIEROS A COSTE AMORTIZADO	**37.865.580**
4.1. Depósitos de bancos centrales	1.000.316
4.2. Depósitos de entidades de crédito	4.983.242
4.3. Operaciones del mercado monetario a través de entidades de contrapartida	10.000
4.4. Depósitos de la clientela	23.584.101
4.5. Débitos representados por valores negociables	6.891.667
4.6. Pasivos subordinados	791.868
4.7. Otros pasivos financieros	604.386
10.AJUSTES A PASIVOS FINANCIEROS POR MACRO-COBERTURAS	**0**
11.DERIVADOS DE COBERTURA	**3.570**
12.PASIVOS ASOCIADOS CON ACTIVOS NO CORRIENTES EN VENTA	**0**
12.1. Depósitos de la clientela	0
12.2. Resto de pasivos	0
14.PROVISIONES	**154.899**
14.1. Fondos para pensiones y obligaciones similares	0
14.2. Provisiones para impuestos	0
14.3. Provisiones para riesgos y compromisos contingentes	24.985
14.4. Otras provisiones	129.914
15.PASIVOS FISCALES	**108.837**
15.1. Corrientes	33.657
15.2. Diferidos	75.180
16.PERIODIFICACIONES	**63.040**
17.OTROS PASIVOS	**114.112**
17.1. Fondo Obra social	0
17.2. Resto	114.112
18.CAPITAL CON NATURALEZA DE PASIVO FINANCIERO	**0**
TOTAL PASIVO	**41.119.358**

PATRIMONIO NETO	
2. AJUSTES POR VALORACIÓN	**18.364**
2.1. Activos financieros disponibles para la venta	17.846
2.2. Pasivos financieros a valor razonable con cambios en el patrimonio neto	0
2.3. Coberturas de los flujos de efectivo	0
2.4. Coberturas de inversiones netas en negocios en el extranjero	0
2.5. Diferencias de cambio	518
2.6. Activos no corrientes en venta	0
3. FONDOS PROPIOS	**1.215.635**
3.1. Capital o fondo de dotación	117.878
3.1.1. *Emitido*	117.878
3.1.2. Pendiente de desembolso no exigido (-)	0
3.2. Prima de emisión	319.676
3.3. Reservas	807.893
3.3.1. Reservas (pérdidas) acumuladas	807.893
3.3.2. Remanente	0
3.4. Otros instrumentos de capital	9.868
3.4.1. De instrumentos financieros compuestos	9.868
3.4.2. Resto	0
3.5. Menos: Valores propios	-39.680
3.6. Cuotas participativas y fondos asociados (Cajas de Ahorros)	0
3.6.1. Cuotas participativas	0
3.6.2. Fondo de reservas de cuotapartícipes	0
3.6.3. Fondo de estabilización	0
3.7. Resultado del ejercicio	0
3.8. Menos: Dividendos y retribuciones	0
TOTAL PATRIMONIO NETO	**1.233.999**
TOTAL PATRIMONIO NETO Y PASIVO	**42.353.357**

ACTIVO	Miles de Euros
1. CAJA Y DEPÓSITOS EN BANCOS CENTRALES	**212.981**
2. CARTERA DE NEGOCIACIÓN	**3.520.855**
2.1. Depósitos en entidades de crédito	0
2.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
2.3. Crédito a la clientela	0
2.4. Valores representativos de deuda	3.065.320
2.5. Otros instrumentos de capital	334.641
2.6. Derivados de negociación	120.894
Pro-memoria: Prestados o en garantía	2.694.629
3. OTROS ACTIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PÉRDIDAS Y GANANCIAS	**20.446**
3.1. Depósitos en entidades de crédito	0
3.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
3.3. Crédito a la clientela	0
3.4. Valores representativos de deuda	0
3.5. Otros instrumentos de capital	20.446
Pro-memoria: Prestados o en garantía	0
4. ACTIVOS FINANCIEROS DISPONIBLES PARA LA VENTA	**4.811.698**
4.1. Valores representativos de deuda	4.755.958
4.2. Otros instrumentos de capital	55.740
Pro-memoria: Prestados o en garantía	3.734.234
5. INVERSIONES CREDITICIAS	**32.777.367**
5.1. Depósitos en entidades de crédito	3.973.589
5.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
5.3. Crédito a la clientela	28.556.631
5.4. Valores representativos de deuda	0
5.5. Otros activos financieros	247.147
Pro-memoria: Prestados o en garantía	0
6. CARTERA DE INVERSIÓN A VENCIMIENTO	**0**
Pro-memoria: Prestados o en garantía	0
9. AJUSTES A ACTIVOS FINANCIEROS POR MACRO-COBERTURAS	**-5.334**
10.DERIVADOS DE COBERTURA	**75.453**
11.ACTIVOS NO CORRIENTES EN VENTA	**4.288**
11.1. Depósitos en entidades de crédito	0
11.2. Crédito a la clientela	0
11.3. Valores representativos de deuda	0
11.4. Instrumentos de capital	0
11.5. Activo material	4.288
11.6. Resto de activos	0
12.PARTICIPACIONES	**137.065**
12.1. Entidades asociadas	656
12.2. Entidades multigrupo	36.225
12.3. Entidades del grupo	100.184
13.CONTRATOS DE SEGUROS VINCULADOS A PENSIONES	**0**
15.ACTIVO MATERIAL	**312.882**
15.1. De uso propio	310.050
15.2. Inversiones inmobiliarias	0
15.3. *Otros activos cedidos en arrendamiento operativo*	2.832
15.4. Afecto a la Obra social	0
Pro-memoria: Adquirido en arrendamiento financiero	0
16.ACTIVO INTANGIBLE	**178**
16.1. Fondo de comercio	0
16.2. Otro activo intangible	178
17.ACTIVOS FISCALES	**229.949**
17.1. Corrientes	55.947
17.2. Diferidos	174.002
18.PERIODIFICACIONES	**39.696**
19.OTROS ACTIVOS	**6.338**
TOTAL ACTIVO	**42.143.862**

PASIVO	Miles de Euros
1. CARTERA DE NEGOCIACIÓN	**2.769.370**
1.1. Depósitos de entidades de crédito	0
1.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
1.3. Depósitos de la clientela	0
1.4. Débitos representados por valores negociables	0
1.5. Derivados de negociación	117.544
1.6. Posiciones cortas de valores	2.651.826
2. OTROS PASIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PÉRDIDAS Y GANANCIAS	**0**
2.1. Depósitos de entidades de crédito	0
2.2. Depósitos de la clientela	0
2.3. Débitos representados por valores negociables	0
3. PASIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PATRIMONIO NETO	**0**
3.1. Depósitos de entidades de crédito	0
3.2. Depósitos de la clientela	0
3.3. Débitos representados por valores negociables	0
4. PASIVOS FINANCIEROS A COSTE AMORTIZADO	**37.670.358**
4.1. Depósitos de bancos centrales	200.024
4.2. Depósitos de entidades de crédito	5.958.087
4.3. Operaciones del mercado monetario a través de entidades de contrapartida	234.999
4.4. Depósitos de la clientela	22.518.484
4.5. Débitos representados por valores negociables	7.543.677
4.6. Pasivos subordinados	792.315
4.7. Otros pasivos financieros	422.772
10.AJUSTES A PASIVOS FINANCIEROS POR MACRO-COBERTURAS	**0**
11.DERIVADOS DE COBERTURA	**4.532**
12.PASIVOS ASOCIADOS CON ACTIVOS NO CORRIENTES EN VENTA	**0**
12.1. Depósitos de la clientela	0
12.2. Resto de pasivos	0
14.PROVISIONES	**154.714**
14.1. Fondos para pensiones y obligaciones similares	0
14.2. Provisiones para impuestos	0
14.3. Provisiones para riesgos y compromisos contingentes	25.174
14.4. Otras provisiones	129.540
15.PASIVOS FISCALES	**108.778**
15.1. Corrientes	34.319
15.2. Diferidos	74.459
16.PERIODIFICACIONES	**67.738**
17.OTROS PASIVOS	**135.472**
17.1. Fondo Obra social	0
17.2. Resto	135.472
18.CAPITAL CON NATURALEZA DE PASIVO FINANCIERO	**0**
TOTAL PASIVO	**40.910.962**

PATRIMONIO NETO	
2. AJUSTES POR VALORACIÓN	**17.385**
2.1. Activos financieros disponibles para la venta	16.980
2.2. Pasivos financieros a valor razonable con cambios en el *patrimonio neto*	0
2.3. Coberturas de los flujos de efectivo	0
2.4. Coberturas de inversiones netas en negocios en el extranjero	0
2.5. Diferencias de cambio	405
2.6. Activos no corrientes en venta	0
3. FONDOS PROPIOS	**1.215.515**
3.1. Capital o fondo de dotación	117.878
3.1.1. Emitido	117.878
3.1.2. Pendiente de desembolso no exigido (-)	0
3.2. Prima de emisión	319.676
3.3. Reservas	808.301
3.3.1. Reservas (pérdidas) acumuladas	808.301
3.3.2. Remanente	0
3.4. Otros instrumentos de capital	10.096
3.4.1. De instrumentos financieros compuestos	10.096
3.4.2. Resto	0
3.5. Menos: Valores propios	-40.436
3.6. Cuotas participativas y fondos asociados (Cajas de Ahorros)	0
3.6.1. Cuotas participativas	0
3.6.2. Fondo de reservas de cuotapartícipes	0
3.6.3. Fondo de estabilización	0
3.7. Resultado del ejercicio	0
3.8. Menos: Dividendos y retribuciones	0
TOTAL PATRIMONIO NETO	**1.232.900**
TOTAL PATRIMONIO NETO Y PASIVO	**42.143.862**

JUNIO 06

Miles de Euros

1.	**INTERESES Y RENDIMIENTOS ASIMILADOS**	**653.217**
2.	**INTERESES Y CARGAS ASIMILADAS**	**447.065**
2.1.	Remuneración de capital con naturaleza de pasivo financiero	0
2.2.	Otros	447.065
3.	**RENDIMIENTO DE INSTRUMENTOS DE CAPITAL**	**38.937**
3.1.	Participaciones en entidades asociadas	562
3.2.	Participaciones en entidades multigrupo	0
3.3.	Participaciones en entidades del grupo	29.337
3.4.	Otros instrumentos de capital	9.038
A)	**MARGEN DE INTERMEDIACIÓN**	**245.089**
5.	**COMISIONES PERCIBIDAS**	**109.163**
6.	**COMISIONES PAGADAS**	**35.317**
8.	**RESULTADOS DE OPERACIONES FINANCIERAS (NETO)**	**1.903**
8.1.	Cartera de negociación	-18.157
8.2.	Otros instrumentos financieros a valor razonable con cambios en pérdidas y	-1.088
8.3.	Activos financieros disponibles para la venta	-40.938
8.4.	Inversiones crediticias	0
8.5.	Otros	62.086
9.	**DIFERENCIAS DE CAMBIO (NETO)**	**22.200**
B)	**MARGEN ORDINARIO**	**343.038**
12.	**OTROS PRODUCTOS DE EXPLOTACIÓN**	**15.547**
13.	**GASTOS DE PERSONAL**	**103.746**
14.	**OTROS GASTOS GENERALES DE ADMINISTRACIÓN**	**82.964**
15.	**AMORTIZACIÓN**	**10.460**
15.1.	Activo material	10.401
15.2.	Activo intangible	59
16.	**OTRAS CARGAS DE EXPLOTACIÓN**	**2.824**
C)	**MARGEN DE EXPLOTACIÓN**	**158.591**
17.	**PÉRDIDAS POR DETERIORO DE ACTIVOS (NETO)**	**42.538**
17.1.	Activos financieros disponibles para la venta	0
17.2.	Inversiones crediticias	43.013
17.3.	Cartera de inversión a vencimiento	0
17.4.	Activos no corrientes en venta	-121
17.5.	Participaciones	-354
17.6.	Activo material	0
17.7.	Fondo de comercio	0
17.8.	Otro activo intangible	0
17.9.	Resto de activos	0
18.	**DOTACIONES A PROVISIONES (NETO)**	**-2.948**
21.	**OTRAS GANANCIAS**	**3.649**
21.1.	Ganancias por venta de activo material	374
21.2.	Ganancias por venta de participaciones	0
21.3.	Otros conceptos	3.275
22.	**OTRAS PÉRDIDAS**	**2.650**
22.1.	Pérdidas por venta de activo material	20
22.2.	Pérdidas por venta de participaciones	0
22.3.	Otros conceptos	2.630
D)	**RESULTADO ANTES DE IMPUESTOS**	**120.000**
23.	**IMPUESTO SOBRE BENEFICIOS**	**29.480**
24.	**DOTACIÓN OBLIGATORIA A OBRAS Y FONDOS SOCIALES**	**0**
E)	**RESULTADO DE LA ACTIVIDAD ORDINARIA**	**90.520**
25.	**RESULTADO DE OPERACIONES INTERRUMPIDAS (NETO)**	**0**
F)	**RESULTADO DEL EJERCICIO**	**90.520**

JUNIO 06

ACTIVO	Miles de Euros
1. CAJA Y DEPÓSITOS EN BANCOS CENTRALES	**676.566**
2. CARTERA DE NEGOCIACIÓN	**3.400.536**
2.1. Depósitos en entidades de crédito	0
2.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
2.3. Crédito a la clientela	0
2.4. Valores representativos de deuda	2.946.172
2.5. Otros instrumentos de capital	338.608
2.6. Derivados de negociación	115.756
Pro-memoria: Prestados o en garantía	2.157.473
3. OTROS ACTIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PÉRDIDAS Y GANANCIAS	**20.097**
3.1. Depósitos en entidades de crédito	0
3.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
3.3. Crédito a la clientela	0
3.4. Valores representativos de deuda	0
3.5. Otros instrumentos de capital	20.097
Pro-memoria: Prestados o en garantía	0
4. ACTIVOS FINANCIEROS DISPONIBLES PARA LA VENTA	**4.059.807**
4.1. Valores representativos de deuda	4.004.178
4.2. Otros instrumentos de capital	55.629
Pro-memoria: Prestados o en garantía	2.729.051
5. INVERSIONES CREDITICIAS	**34.034.518**
5.1. Depósitos en entidades de crédito	4.793.788
5.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
5.3. Crédito a la clientela	28.920.354
5.4. Valores representativos de deuda	0
5.5. Otros activos financieros	320.376
Pro-memoria: Prestados o en garantía	0
6. CARTERA DE INVERSIÓN A VENCIMIENTO	**0**
Pro-memoria: Prestados o en garantía	0
9. AJUSTES A ACTIVOS FINANCIEROS POR MACRO-COBERTURAS	**-7.312**
10.DERIVADOS DE COBERTURA	**75.377**
11.ACTIVOS NO CORRIENTES EN VENTA	**5.287**
11.1. Depósitos en entidades de crédito	0
11.2. Crédito a la clientela	0
11.3. Valores representativos de deuda	0
11.4. Instrumentos de capital	0
11.5. Activo material	5.287
11.6. Resto de activos	0
12.PARTICIPACIONES	**136.361**
12.1. Entidades asociadas	656
12.2. Entidades multigrupo	36.225
12.3. Entidades del grupo	99.480
13.CONTRATOS DE SEGUROS VINCULADOS A PENSIONES	**0**
15.ACTIVO MATERIAL	**312.956**
15.1. De uso propio	310.179
15.2. Inversiones inmobiliarias	0
15.3. Otros activos cedidos en arrendamiento operativo	2.777
15.4. Afecto a la Obra social	0
Pro-memoria: Adquirido en arrendamiento financiero	0
16.ACTIVO INTANGIBLE	**526**
16.1. Fondo de comercio	0
16.2. Otro activo intangible	526
17.ACTIVOS FISCALES	**247.530**
17.1. Corrientes	56.651
17.2. Diferidos	190.879
18.PERIODIFICACIONES	**37.289**
19.OTROS ACTIVOS	**42.983**
TOTAL ACTIVO	**43.042.521**

PASIVO	Miles de Euros
1. CARTERA DE NEGOCIACIÓN	**2.631.546**
1.1. Depósitos de entidades de crédito	0
1.2. Operaciones del mercado monetario a través de *entidades de contrapartida*	0
1.3. Depósitos de la clientela	0
1.4. Débitos representados por valores negociables	0
1.5. Derivados de negociación	121.709
1.6. Posiciones cortas de valores	2.509.837
2. OTROS PASIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PÉRDIDAS Y GANANCIAS	**0**
2.1. Depósitos de entidades de crédito	0
2.2. Depósitos de la clientela	0
2.3. Débitos representados por valores negociables	0
3. PASIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PATRIMONIO NETO	**0**
3.1. Depósitos de entidades de crédito	0
3.2. Depósitos de la clientela	0
3.3. Débitos representados por valores negociables	0
4. PASIVOS FINANCIEROS A COSTE AMORTIZADO	**38.695.266**
4.1. Depósitos de bancos centrales	24
4.2. Depósitos de entidades de crédito	4.309.647
4.3. Operaciones del mercado monetario a través de entidades de contrapartida	10.000
4.4. Depósitos de la clientela	24.003.778
4.5. Débitos representados por valores negociables	8.802.242
4.6. Pasivos subordinados	886.307
4.7. Otros pasivos financieros	683.268
10.AJUSTES A PASIVOS FINANCIEROS POR MACRO-COBERTURAS	**0**
11.DERIVADOS DE COBERTURA	**2.380**
12.PASIVOS ASOCIADOS CON ACTIVOS NO CORRIENTES EN VENTA	**0**
12.1. Depósitos de la clientela	0
12.2. Resto de pasivos	0
14.PROVISIONES	**155.112**
14.1. Fondos para pensiones y obligaciones similares	0
14.2. Provisiones para impuestos	0
14.3. Provisiones para riesgos y compromisos contingentes	26.179
14.4. Otras provisiones	128.933
15.PASIVOS FISCALES	**133.985**
15.1. Corrientes	63.233
15.2. Diferidos	70.752
16.PERIODIFICACIONES	**70.616**
17.OTROS PASIVOS	**45.140**
17.1. Fondo Obra social	0
17.2. Resto	45.140
18.CAPITAL CON NATURALEZA DE PASIVO FINANCIERO	**0**
TOTAL PASIVO	**41.734.045**

PATRIMONIO NETO	
2. AJUSTES POR VALORACIÓN	**10.895**
2.1. Activos financieros disponibles para la venta	10.556
2.2. Pasivos financieros a valor razonable con cambios en el patrimonio neto	0
2.3. Coberturas de los flujos de efectivo	0
2.4. Coberturas de inversiones netas en negocios en el extranjero	0
2.5. Diferencias de cambio	339
2.6. Activos no corrientes en venta	0
3. FONDOS PROPIOS	**1.297.581**
3.1. Capital o fondo de dotación	117.878
3.1.1. Emitido	117.878
3.1.2. Pendiente de desembolso no exigido (-)	0
3.2. Prima de emisión	319.676
3.3. Reservas	809.507
3.3.1. Reservas (pérdidas) acumuladas	809.507
3.3.2. Remanente	0
3.4. Otros instrumentos de capital	10.325
3.4.1. De instrumentos financieros compuestos	10.325
3.4.2. Resto	0
3.5. Menos: Valores propios	-26.132
3.6. Cuotas participativas y fondos asociados (Cajas de Ahorros)	0
3.6.1. Cuotas participativas	0
3.6.2. Fondo de reservas de cuotapartícipes	0
3.6.3. Fondo de estabilización	0
3.7. Resultado del ejercicio	90.520
3.8. Menos: Dividendos y retribuciones	-24.193
TOTAL PATRIMONIO NETO	**1.308.476**
TOTAL PATRIMONIO NETO Y PASIVO	**43.042.521**

#5

2nd Quarter
June 06

Financial Summary


06



BANKINTER
www.ebankinter.com

2nd Quarter June ***06***

FINANCIAL SUMMARY



BANKINTER

www.ebankinter.com



1. Financial highlights

Thousands of euros

	06/30/2006	06/30/2005	Variation Amount	Variation %
BALANCE SHEET				
Total assets	42,203,378	37,454,541	4,748,837	12.68
Credit facilities and loans	28,876,190	22,960,012	5,916,178	25.77
Credit facilities and loans ex-securitization	31,890,351	26,522,131	5,368,220	20.24
Customer funds	31,162,717	22,732,517	8,430,200	37.08
Off-balance-sheet managed funds	11,400,790	9,998,261	1,402,529	14.03
EARNINGS				
Net interest income	223,879	210,545	13,334	6.33
Basic income	394,945	335,203	59,742	17.82
Net operating income	202,526	167,797	34,729	20.70
Income before taxes	165,787	128,990	36,797	28.53
Net income attributed to the Group	117,642	90,118	27,523	30.54
RATIOS				
Nonperforming loans/ total risk expos. ex-securit.	0.22%	0.26%	-0.04%	-14.57
Recorded allowance/nonperforming loans	628.93%	534.33%	94.60%	17.70
Cost to income	48.14%	48.97%	-0.83%	-1.70
ROE	17.25%	14.55%	2.70%	18.58
ROA	0.57%	0.53%	0.04%	8.38
Capital ratios	10.41%	11.18%	-0.77%	-6.89
Tier 1 capital	7.07%	7.87%	-0.80%	-10.17
BANKINTER SHARES				
Number of shares	78,585,044	77,916,786	668,258	0.86
Closing price	50.40	42.30	8.10	19.15
EPS. Earnings per share (euros)	1.52	1.18	0.34	28.81
DPS. Dividend per share (euros)	0.62	0.57	0.05	9.18
BRANCHES AND CENTERS				
Number of branches	327	311	16	5.14
Commercial management centers				
Corporate Business Units	48	41	7	17.07
SME Business Units	114	84	30	35.71
Private Banking Centers	41	36	5	13.89
Corporate Partnerships	517	484	33	6.82
Number of agents	1,011	1,019	-8	-0.79
Telephone banking and Internet	3	3	0	0.00
HEADCOUNT				
Number of employees (full-time equivalent)	3,824	3,490	334	9.57

2. Introduction

In the first half of the year the Bankinter Group obtained a net profit of EUR 117.64 million, which represents an increase of 30.54% comparing with same period last year, and continued the strong growth trend of recent quarters. This upward trend in earnings was boosted by sound increases in business fundamentals: the number of new customers grew by 33%; customer funds by 37.08%; off-balance-sheet managed funds by 14.03%; and credit facilities and loans by 25.8%. At the same time, the Group reported an excellent non-performing loan ratio of 0.22% and a ratio of the recorded allowance to non-performing loans of 628.93%.

As regards the customer business, all the significant segments experienced growth, in particular the SME segment, to which the Bank has remained firmly committed in recent years, and whose profit after tax grew by 40.64%, over the same period last year. This segment has a total of 114 branches throughout Spain that specialise in the management of this type of customer, as compared with 84 branches at the end of June 2005. In addition to this segment, also worthy of note is the growth of Individual Banking (up 25.51%), Corporate Banking (up 16.92%) and Personal Finance, with a 23.20% rise in profit after tax.

It is traditional at the Bank for this growth to be supported, as in previous quarters, by one of the pillars that has become inseparable from the Bank's strategy: customer service quality. The Net Satisfaction Index (ISN) at the end of the six-month period stood at 77.67, far higher than the market average.

In terms of other business ratios, noteworthy were ROE, which increased to 17.25%, ROA, which stood at 0.57%, and the cost to income ratio, which felt to 48.14%.

Similarly, in order to continue to manage properly this sizable growth in business levels, the Bank has continued to strengthen its workforce with a notable increase in the number of employees which totalled 3,824 at the end of the six-month period, up 9.57% as of the same date in 2005.

MARGINS AND EARNINGS

Growth was reported in all the main aggregates of the Bankinter Group's balance sheet. Total assets grew by 12.68% to EUR 42,203 million, on- and off-balance-sheet customer funds totalled EUR 42,563 million at 30 June (up 30.04%), including mutual funds and pension funds which increased by 15.17% and 18.39%, respectively. Also, particularly noteworthy was the balance of 'Credit Facilities and Loans', which amounted to EUR 28,876 million, representing an increase of 25.77% on the figure for the same period last year.

Bankinter's income statement for the period ended 30 June 2006, showed increases in all the main margins: net interest income (up 6.33%), gross income (up 17.82%), and, most importantly, net operating income (up 20.70%). Profit before tax stood at EUR 165.78 million, 28.53% more than in the same period the previous year.

For yet another quarter, noteworthy was the positive performance of fees and commissions, which increased by 12.37% with respect to the first half of 2005. This was due, inter alia, to the services provided, such as securities trading, with an increase of 29.22% in the related fees and commissions; and the marketing of products including mutual funds (up 20.23%), pension funds (up 22.62%) and insurance (up 21.17%). Particular mention should be made of the contribution to the Bankinter Group's accounts by the insurance business. Bankinter Seguros de Vida and Bankinter Gestión de Seguros contributed EUR 12.4 million to profit before tax and Línea Directa Aseguradora contributed EUR 13.4 million, which, taken together, represent a 16.1% increase on the first half of 2005.

It should be noted that on 3 April the Bankinter Group sold a second portion (2.51% of the share capital) of its total holding in Empresa Nacional de Celulosa S.A. (ENCE), having sold a similar ownership interest in the previous quarter. This gave rise to a pre-tax gain of EUR 7.9 million in the quarter which is recognised under "Gains/Losses on Financial Assets and Liabilities" in the income statement.

Operating expenses increased by 14.9% and net operating income was 20.7% higher than that of the first half of 2005.

Provisions increased by 16.9%, somewhat less than the increase in lending. This is due to the new structure of the loan portfolio, which experienced growth in a type of product and security which requires lower provisions. As a result of the foregoing, profit before tax increased by 28.53%.

Non-performing loans amounted to EUR 75.64 million, equivalent to 0.22% of the Bank's computable risk assets, significantly lower than the 0.26% recorded at the end of June 2005 and the non-performing loans coverage ratio was 628.93%. Accordingly, both ratios are ranked among the best reported by European banks. The loan loss allowance increased 20.72% with respect to the same period last year. Bankinter continues to enjoy excellent creditworthiness thanks to in-house risk analysis, acceptance and automatic management systems, portfolio diversification, high provisions to the loan loss allowance and scant exposure to country risk.

Earnings per share stood at EUR 1.52, up 28.81% on the same period in the previous year. Also, the Bankinter share price showed good growth in this period and rose by 19.15% from EUR 42.30 per share at the end of the first half of 2005 to EUR 50.40 at 30 June 2006.

On 1 July 2006, Bankinter distributed the first 2006 interim dividend of EUR 0.310176 (gross) per share which was 8% higher than the related dividend for the previous year.

3. Quality of service

ISN satisfaction scale	
>85	Excellent
75-85	Good
60-75	Fair
<60	Poor

By segments



84
83
82
81
80
79
78
77
76
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006
Corporate Banking
Individuals
Small Business
Private Banking
Non-residents

By distribution channel



83
81
79
77
75
73
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006
Corporate partnerships
Agent Network
Branch Network
Internet Office
Telephone Branch

4. Customer activity

Bankinter's customer activity is based on a multichannel strategy. This strategy aims to provide customers with several ways or channels for interaction with the Bank so that customers can use the most convenient and appealing channel for them at any given time.

The multichannel approach involves a high quality service in each of the forms of interaction with the Bank. Indicative of its popularity among customers is the fact that overall customer satisfaction stands at 77.67%, considerably higher than the market average and 66% of customers interact with the Bank using more than one channel.

In the second quarter, over 279 million transactions were performed by customers, 20.78% more than in the same period in 2005.

The Internet has consolidated its position as the main interaction channel, accounting for 54.10% of transactions; followed by the branches with 30.97%; and telephone banking with 6.93%.

The number of products per customer fell slightly to 6.34 products and the churn rate stood at 5.88%.

Evolution of transactions by channel (%)


Cellular phones
Cards
Internet
Telephone Banking
Electronic Banking
Branch Network
Percentage of transactions
100
80
60
40
20
0
54%
40%
31%
2000
2001
2002
2003
2004
2005
2Q 2006



Use of channels


26%
34%
40%
1 channel
2 channels
3 channels

Products by customer


6.4
6.3
6.2
6.1
6.0
5.9
5.8
5.7
5.6
Numbers of products
6.10
6.34
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006

Churn rate


7
6
5
4
% Annual Rate
6.03
5.88
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006

5. Balance sheet

Thousands of euros

	06/30/2006	12/31/2005	Var. 06/30/06 - 12/31/05 Amount	%	06/30/05	Var. 06/30/06 - 06/30/05 Amount	%
ASSETS							
Cash on hand and on deposits at central banks	676,566	435,916	240,650	55.21%	208,880	467,686	223.90%
Trading portfolio	3,406,271	4,634,402	-1,228,131	-26.50%	3,886,012	-479,741	-12.35%
Available for sale portfolio	3,117,841	3,781,581	-663,740	-17.55%	5,434,388	-2,316,547	-42.63%
Loans	34,133,904	30,484,777	3,649,127	11.97%	26,640,280	7,493,624	28.13%
Due from banks	4,937,338	4,205,236	732,102	17.41%	3,225,106	1,712,232	53.09%
Customer loans	28,876,190	26,139,388	2,736,802	10.47%	22,960,012	5,916,178	25.77%
Other assets	320,376	140,153	180,223	128.59%	455,162	-134,786	-29.61%
Investment portfolio held to maturity	0	448,292	-448,292	-100.00%	479,422	-479,422	-100.00%
Hedge derivatives and macro-derivatives	68,065	78,564	-10,499	-13.36%	88,335	-20,270	-22.95%
Other assets available for sale	5,287	3,827	1,460	38.15%	4,225	1,062	25.14%
Affiliates	89,131	79,396	9,735	12.26%	66,638	22,493	33.75%
Intangible assets	330,000	326,519	3,481	1.07%	319,577	10,423	3.26%
Accrual accounts	376,313	512,736	-136,423	-26.61%	326,784	49,529	15.16%
TOTAL ASSETS	**42,203,378**	**40,786,010**	**1,417,368**	**3.48%**	**37,454,541**	**4,748,837**	**12.68%**
EQUITIES AND LIABILITIES							
LIABILITIES							
Trading portfolio	2,630,368	3,357,286	-726,918	-21.65%	2,342,595	287,773	12.28%
Financial liabilities at amortized costs	36,709,042	34,570,204	2,138,838	6.19%	32,240,514	4,468,528	13.86%
Due to banks	4,310,165	6,292,887	-1,982,722	-31.51%	8,245,037	-3,934,872	-47.72%
Customer deposits	16,858,736	15,490,497	1,368,239	8.83%	15,031,215	1,827,521	12.16%
Marketable debt securities	14,303,981	11,986,462	2,317,519	19.33%	7,701,302	6,602,679	85.73%
Subordinated debt	542,892	382,021	160,871	42.11%	388,233	154,659	39.84%
Other liabilities	693,268	418,337	274,931	65.72%	874,727	-181,459	-20.74%
Hedge derivatives and macro-derivatives	2,380	47,892	-45,512	-95.03%	98,429	-96,049	-97.58%
Write-offs and provisions	724,119	785,418	-61,299	-7.80%	782,145	-58,026	-7.42%
Accrual accounts	290,750	229,773	60,977	26.54%	212,853	77,897	36.60%
Capital with nature of financial liabilities	346,995	347,606	-611	-0.18%	348,227	-1,232	-0.35%
LIABILITIES	**40,703,654**	**39,338,179**	**1,365,475**	**3.47%**	**36,024,763**	**4,678,891**	**12.99%**
EQUITY							
Equity adjustments due to valuation	13,447	62,238	-48,791	-78.39%	96,199	-82,752	-86.02%
Equity	1,486,277	1,385,593	100,684	7.27%	1,333,579	152,698	11.45%
TOTAL EQUITY	**1,499,724**	**1,447,831**	**51,893**	**3.58%**	**1,429,778**	**69,946**	**4.89%**
TOTAL EQUITY AND LIABILITIES	**42,203,378**	**40,786,010**	**1,417,368**	**3.48%**	**37,454,541**	**4,748,837**	**12.68%**

6. Customer funds and lending

Thousands of euros

	06/30/2006	06/30/2005	Variation Amount	Variation %
CUSTOMER FUNDS				
Customer deposits	**16,858,736**	**15,031,215**	**1,827,521**	**12.16**
Government entities	253,236	569,347	-316,111	-55.52
Residents	16,174,016	14,001,712	2,172,304	15.51
Demand deposits	7,899,144	6,900,866	998,278	14.47
Savings deposits	104,038	106,308	-2,270	-2.14
Time deposits	3,056,131	2,894,978	161,153	5.57
Securities sold under repurchase agreement	5,114,703	4,099,560	1,015,143	24.76
Nonresidents	370,441	385,833	-15,392	-3.99
Adjustments due to valuation	61,043	74,323	-13,280	-17.87
Marketable debt securities	14,303,981	7,701,302	6,602,679	85.73
Total	**31,162,717**	**22,732,517**	**8,430,200**	**37.08**
Off-balance-sheet managed funds	**11,400,790**	**9,998,261**	**1,402,529**	**14.03**
of which:				
Mutual funds	9,030,958	7,841,642	1,189,316	15.17
Pension funds	897,700	758,258	139,442	18.39
CREDIT FACILITIES AND LOANS				
Loans to government entities	37,327	25,732	11,595	45.06
Loans to resident borrowers	28,393,682	22,808,419	5,585,263	24.49
Commercial bills	1,542,622	1,312,051	230,571	17.57
Secured loans	20,320,016	16,330,177	3,989,839	24.43
Lease receivables	1,043,174	741,567	301,607	40.67
Other loans	5,487,870	4,424,624	1,063,246	24.03
Nonresident borrowers	794,684	466,053	328,631	70.51
Nonperforming loans	73,781	72,518	1,263	1.74
Subtotal	**29,299,474**	**23,372,722**	**5,926,752**	**25.36**
Loan loss allowance (excl. off-balance-sheet risks)	449,573	394,094	55,479	14.08
Other adjustements due to valuation	26,289	-18,616	44,905	-241.22
Total	**28,876,190**	**22,960,012**	**5,916,178**	**25.77**
Total ex-securitization	**31,890,351**	**26,522,131**	**5,368,220**	**20.24**

7. Analysis of credit risk

Thousands of euros

	06/30/2006	06/30/2005	Variation Amount	Variation %
Risk exposure ex securitization	34,614,801	28,832,333	5,782,469	20.06
Total nonperforming balance	75,644	73,754	1,890	2.56
Total allowances	475,752	394,094	81,657	20.72
Mandatory allowances	475,752	394,094	81,657	20.72
Generic	451,070	371,216	79,854	21.51
Specific	24,682	22,879	1,803	7.88
% Nonperforming loans/Total risk exposure (ex securitization)	0.22	0.26	-0.04	-14.57
% Nonperforming loans/Total risk exposure	0.24	0.29	-0.05	-17.24
% Nonperforming mortgages/Total mortgages	0.12	0.18	-0.06	-34.91
% Recorded alowance/Nonperforming loans	628.93	534.33	94.60	17.70
% Recorded alowance/unsecured nonperforming	452.36	474.26	-21.89	-4.62

Nonperforming loans and allowances


475.75
394.09
73.75
75.64
500
450
400
350
300
250
200
150
100
50
Millions of euros
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006
Nonperforming loans
Allowances

Variation in record allowance/nonperforming loans


628.93
534.33
650
620
590
560
530
%
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006

8. Comparative income statements

Thousands of euros

	2006		2005		Variation	
	Amount	**% s/ATM**	**Amount**	**% s/ATM**	**Amount**	**%**
Interest revenue	634,251	3.08	505,587	2.96	128,664	25.45
Interest expense	-419,780	-2.04	-300,849	-1.76	-118,931	39.53
Interests on preference shares	-4,425	-0.02	-3,563	-0.02	-862	24.19
Revenue from equity portfolio	9,408	0.05	5,807	0.03	3,601	62.01
NET INTEREST INCOME	**223,879**	**1.09**	**210,545**	**1.23**	**13,334**	**6.33**
Equity accounting	12,150	0.06	11,108	0.07	1,042	9.38
Fees and commissions	103,989	0.51	92,544	0.54	11,445	12.37
Insurance activity	-11	0.00	299	0.00	-310	-103.68
Trading income	54,938	0.27	20,707	0.12	34,231	165.31
ORDINARY INCOME	**394,945**	**1.92**	**335,203**	**1.96**	**59,742**	**17.82**
Personnel expenses	-108,368	-0.53	-92,859	-0.54	-15,509	16.70
General and administrative costs	-81,762	-0.40	-71,302	-0.42	-10,460	14.67
Depreciation and writte-downs	-11,139	-0.05	-10,033	-0.06	-1,106	11.02
Depreciation and writte-downs	8,850	0.04	6,788	0.04	2,062	30.38
OPERATING INCOME	**202,526**	**0.98**	**167,797**	**0.98**	**34,729**	**20.70**
Write-off and provisions	-42,926	-0.21	-36,710	-0.21	-6,216	16.93
General allowances	6,552	0.03	-2,302	-0.01	8,854	-384.62
Other results	-365	0.00	205	0.00	-570	-278.05
INCOME BEFORE TAXES	**165,787**	**0.81**	**128,990**	**0.76**	**36,797**	**28.53**
Corporate income tax	-48,145	-0.23	-38,872	-0.23	-9,274	23.86
INCOME AFTER TAXES ATTRIBUTED TO THE GROUP	**117,642**	**0.57**	**90,118**	**0.53**	**27,523**	**30.54**
ATM	**41,486,358**		**34,443,558**		**7,042,800**	**20.44**

Income attributed to the Group


70
65
60
55
50
45
40
Millions of euros
40.67
51.20
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006

9. Quarterly statements of income

Thousands of euros

	2006				2005		
		Variation					
	2nd Q	2Q06/2Q05	2Q06/1Q06	1st Q	4th Q	3th Q	2nd Q
Interest revenue	327,692	24.96	6.89	306,559	290,337	280,691	262,234
Interest expense	-218,390	37.18	8.44	-201,390	-184,187	-170,620	-159,198
Interests on preference shares	-2,380	32.96	16.38	-2,045	-1,846	-1,846	-1,790
Revenue from equity portfolio	4,860	111.49	6.86	4,548	2,052	1,449	2,298
NET INTEREST INCOME	**114,162**	**8.38**	**4.05**	**109,717**	**108,202**	**111,520**	**105,334**
Equity accounting	6,067	5.02	-0.26	6,083	6,908	6,629	5,777
Fees and commissions	52,014	10.41	0.08	51,975	49,636	47,519	47,111
Insurance activity	661	158.20	-198.36	-672	-931	557	256
Trading income	25,407	85.07	-13.96	29,531	34,104	12,507	13,728
ORDINARY INCOME	**198,311**	**15.16**	**0.85**	**196,634**	**197,919**	**178,732**	**172,206**
Personnel expenses	-56,070	16.12	7.21	-52,298	-51,751	-47,788	-48,288
General and administrative costs	-40,746	6.26	-0.66	-41,016	-52,296	-37,105	-38,344
Depreciation and writte-downs	-5,914	15.82	13.19	-5,225	-5,691	-5,307	-5,106
Other operating items	5,133	30.18	38.10	3,717	3,908	3,165	3,943
OPERATING INCOME	**100,714**	**19.31**	**-1.08**	**101,812**	**92,089**	**91,697**	**84,411**
Write-off and provisions	-27,299	12.56	74.69	-15,627	-29,637	-13,796	-24,252
General allowances	549	-125.84	-90.85	6,003	318	-5,051	-2,125
Other results	-546	228.92	-401.66	181	798	37	-166
INCOME BEFORE TAXES	**73,418**	**26.87**	**-20.52**	**92,369**	**63,568**	**72,887**	**57,868**
Corporate income tax	-22,217	29.21	-14.31	-25,928	-17,325	-21,546	-17,194
INCOME AFTER TAXES ATTRIBUTED TO THE GROUP	**51,201**	**25.88**	**-22.94**	**66,441**	**46,243**	**51,341**	**40,674**
ATM	**41,476,298**			**41,496,532**	**39,865,253**	**38,432,895**	**36,020,636**


Basic income
200
190
180
170
160
Millions of euros
172.21
198.31
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006


Net operating income
110
100
90
80
Millions of euros
84.41
100.71
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006

10. Fees

Thousands of euros

	06/30/2006	06/30/2005	Variation Amount	%
FEES PAID				
Fees paid to other banks	8,647	7,796	851	10.92
Fees paid to agents. virtual banking	26,452	20,048	6,404	31.94
Total fees paid	**35,099**	**27,844**	**7,255**	**26.06**
FEES RECEIVED				
Guarantee and L/C	7,631	7,314	317	4.33
Foreign exchange	3,883	3,911	-28	-0.72
Payment and collection services	35,214	32,752	2,462	7.52
Comercial bills	8,137	7,060	1,077	15.25
Sight accounts	4,687	4,397	290	6.60
Debit and credit cards	17,870	17,603	267	1.52
Checks	970	1,007	-37	-3.67
Payment orders	3,550	2,685	865	32.22
Brokerage services	21,468	15,315	6,153	40.18
Underwritting and management fees	2,961	80	2,881	3,601.25
Buy/sell orders	8,514	6,589	1,925	29.22
Custody and administration	9,993	8,646	1,347	15.58
Non-banking financial products	49,566	41,105	8,461	20.58
Mutual funds	39,935	33,216	6,718	20.23
Pension funds	6,121	4,992	1,129	22.62
Insurance	3,510	2,897	613	21.17
Other fees	21,326	19,991	1,335	6.68
Total fees received	**139,088**	**120,388**	**18,700**	**15.53**
FEES AND COMMISSIONS NET	**103,989**	**92,544**	**11,445**	**12.37**

11. Yields and costs



Data in %

	06/30/2006		06/30/2005	
	weighting	**rate**	**weighting**	**rate**
Cash on hand and on deposit at Central Bank	0.89	1.84	0.96	1.47
Due from banks	9.99	2.38	8.46	1.80
Credit facilities and loans (a)	65.90	3.49	62.02	3.28
Securities	16.46	3.33	22.78	3.10
Equity portfolio	1.10	4.15	1.50	2.27
Average earnings assets (b)	**94.33**	**3.32**	**95.70**	**3.13**
Other assets	5.67		4.30	
AVERAGE TOTAL ASSETS	**100.00**	**3.13**	**100.00**	**2.99**
Due to central banks	0.52	2.55	1.05	2.10
Due to banks	20.01	2.71	22.64	2.27
Other market transactions	0.34	2.26	0.61	1.59
Customer funds (c)				
Customer deposits	67.43	2.12	62.79	1.67
Marketable debt securities	38.47	1.66	41.30	1.39
Subordinated liabilities	28.96	2.73	21.49	2.22
Capital with nature of financial liabilities	1.02	4.36	1.16	4.14
	0.84	2.57	1.01	2.07
Average interest bearing funds (d)	**90.16**	**2.26**	**89.26**	**1.97**
Other liabilities	9.84		10.74	
AVERAGE TOTAL FUNDS	**100.00**	**2.04**	**100.00**	**1.76**
Customer spread (a-c)		**1.37**		**1.61**
Net interest margin (b-d)		**1.05**		**1.16**

12. Quarterly yields and costs

Data in %

	2Q06		1Q06		4Q05		3Q05		2Q05	
	weighting	rate	weighting	rate	weighting	rate	weighting	rate	weighting	rate
Cash on hand and on deposit at central bank	0.89	1.95	0.88	1.74	0.88	1.36	0.94	1.51	0.95	1.49
Due from banks	9.95	2.57	10.03	2.20	8.98	2.00	8.33	1.69	8.87	1.77
Credit facilities and loans (a)	67.92	3.57	63.85	3.39	63.06	3.22	61.41	3.22	61.26	3.26
Securities	15.47	3.46	17.45	3.21	19.96	3.12	24.01	2.98	22.86	3.07
Equity portfolio	1.21	3.88	0.99	4.48	1.43	1.42	1.41	1.06	1.53	1.67
Average earnings assets (b)	**95.45**	**3.37**	**93.20**	**3.26**	**94.31**	**3.09**	**96.10**	**3.03**	**95.47**	**3.09**
Other assets	4.55		6.80		5.69		3.90		4.53	
AVERAGE TOTAL ASSETS	**100.00**	**3.22**	**100.00**	**3.04**	**100.00**	**2.91**	**100.00**	**2.91**	**100.00**	**2.95**
Due to central banks	0.66	2.63	0.37	2.41	1.57	2.12	3.67	2.10	0.95	2.09
Due to banks	19.68	2.84	20.34	2.58	23.09	2.35	25.31	2.23	23.86	2.25
Money market transactions through counterparties	0.22	2.59	0.46	2.10	0.36	0.00	0.21	0.52	0.43	1.92
Customer funds (c)	68.90	2.22	65.95	2.01	63.48	1.77	58.70	1.66	61.86	1.69
Customer deposits	38.91	1.73	38.03	1.59	38.41	1.41	39.85	1.39	40.48	1.40
Repos	29.99	2.86	27.92	2.59	25.08	2.32	18.84	2.25	21.37	2.24
Subordinated liabilities	1.10	4.37	0.94	4.34	0.97	4.04	1.01	4.20	1.14	4.01
Capital with nature of financial liabilities	0.84	2.75	0.84	2.39	0.87	2.11	0.91	2.10	0.97	2.06
Average interest bearing funds (d)	**91.41**	**2.31**	**88.90**	**2.21**	**90.35**	**2.03**	**89.80**	**1.96**	**89.20**	**1.99**
Other liabilities	8.59		11.10		9.65		10.20		10.80	
AVERAGE TOTAL FUNDS	**100.00**	**2.11**	**100.00**	**1.97**	**100.00**	**1.83**	**100.00**	**1.76**	**100.00**	**1.77**
Customer spread (a-c)		**1.35**		**1.38**		**1.45**		**1.56**		**1.57**
Net interest margin (b-d)		**1.06**		**1.05**		**1.06**		**1.07**		**1.10**

Evolution Customer spread


1,60
1,55
1,50
1,45
1,40
1,35
1.57
1.35
Annualize Quarterly rate
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006

Return on lending and Cost of customer funds


4
3
2
1
3.26
3.57
2.22
1.69
Annualize Quarterly rate
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006

Cost of customer funds
Return on lending

13. Contribution by business area

Thousands of euros

	06/30/2006	06/30/2005	Variation	
			Amount	**%**
Customers business divisions	116,098	94,621	21,477	22.70
Personal Finance	11,644	9,451	2,193	23.20
Private Banking	19,500	17,169	2,331	13.58
Corporate Banking	26,593	22,745	3,848	16.92
Individuals	38,884	30,982	7,902	25.51
Small and Medium Companies	16,619	11,817	4,802	40.64
Non-Residents	2,858	2,457	401	16.32
Capital Markets	20,135	7,780	12,355	158.80
Other businesses	20,833	9,450	11,383	120.46
General allowances	-27,407	-24,170	-3,237	13.39
Corporate Center	-12,017	2,437	-14,455	-593.05
INCOME AFTER TAXES ATTRIB. TO THE GROUP	**117,642**	**90,118**	**27,523**	**30.54**
Pro-memoria:				
Asset management fees	43,025	36,880	6,146	16.66



14. Shareholders' equity and rating

Thousands of euros

	06/30/2006	06/30/2005	Variation Amount	Variation %
Paid-in capital and reserver	1,478,485	1,335,737	142,748	10.69
Minority interest	343,165	343,165	0	0.00
Revaluation reserve	-128,128	-131,169	3,041	-2.32
Treasury stock	-26,132	-30,266	4,134	-13.66
Intangible assets	-50,167	-45,595	-4,572	10.03
Tier 1	**1,617,223**	**1,471,872**	**145,350**	**9.88**
Revaluation reserve	128,128	131,169	-3,041	-2.32
General allowances	448,620	289,187	159,433	55.13
Subordinated debt financing	286,079	233,875	52,204	22.32
Recorded general loan loss allowance	-97,707	-35,307	-62,400	176.74
Tier 2	**765,120**	**618,924**	**146,196**	**23.62**
Total Equity	**2,382,343**	**2,090,796**	**291,547**	**13.94**
Risk-weighted assets	**22,886,353**	**18,710,009**	**4,176,344**	**22.32**
Tier 1 (%)	**7.07**	**7.87**	**-0.80**	**-10.17**
Tier 2 (%)	**3.34**	**3.31**	**0.03**	**0.91**
Capital ratio (%)	**10.41**	**11.18**	**-0.77**	**-6.89**
Excess%	**551,435**	**593,996**	**-42,561**	**-7.17**

Ratings

	Short Term	Long Term
Moody's	P	Aa3
Standard & Poor's	A1	A
Fitch	F1	A+

15. Variation in net worth



Thousands of euros

	2006	2005
BALANCE AT JANUARY 1	**1,447,831**	**1,316,190**
Dividends	-48,508	-43,572
Capital increase	20,071	26,558
Reserve - available-for-sale	-48,791	35,092
Income for the year	117,642	90,118
Other variations	11,479	5,392
BALANCE AT JUNE 30	**1,499,724**	**1,429,778**

16. Cash flow statement

Thousands of euros

	2006	2005
CASH AND CASH EQUIVALENTS BALANCE AT JANUARY 1	**435,916**	**170,761**
Net cash flow - operating activities	-114,355	92,370
Net cash flow - investments	-14,310	-13,541
Net cash flow - investments	140,605	-40,709
CASH AND CASH EQUIVALENTS BALANCE AT JUNE 30	**676,566**	**208,880**



17. Creation of shareholder value

Period per share data (euros)	
Earnings per share	1.52
Diluted earnings per share	1.46
Dividend per share	0.62
Book value per share	18.62
Price at beginning of year	46.87
Low	46.45
High	57.60
Closing price	50.40
Appreciation in last quarter (%)	-11.58
Appreciation in last 12 months (%)	19.15
Stock market ration	
Price/Book value (times)	2.71
PER (price/earnings. times)	16.57
Dividend yield (%)	2.43
Number of shareholders	91,779
Number of shares	78,585,044
Number of shares held by nonresidents	14,392,947
Average daily trading (number of shares)	292,963
Average daily trading (thousands of euros)	15,332

Variations in earnings and dividend per share


0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
Millions of euros
0.53
0.66
0.29
0.31
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006
EPS
DPS

Bankinter's market capitalization trend


4,500
4,000
3,500
3,000
Millions of euros
3,295.88
3,960.69
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006

18. People



	06/30/2006	06/30/2005	Variation Amount	Variation %
Number of employees (*)	3,824	3,490	334.00	9.57
Average length of service of employees (in years)	10.41	10.62	-0.21	-1.98
Average age (in years)	36.95	36.61	0.34	0.93
Detached by sexes				
Men (%)	54.29	55.01	-0.72	-1.31
Woman (%)	45.71	44.99	0.72	1.60
Internal job rotation (%)	41.82	31.04	10.78	34.73
External turnover (%)	11.49	7.48	4.01	53.61
Empl. with university degrees and postgrad. studies (%)	71.68	69.38	2.30	3.31

(*) Moving averages of the last 12 months

19. Quarterly events

PRODUCTS AND SERVICES

• This quarter, Bankinter began marketing two of its most innovative mortgage products: the 'Hipoteca Cuota Ligera' and the 'Hipoteca Cuota Libre', both in association with GMAC-RFC.

Their main feature is that the customer can defer payment of a percentage of the initial capital until the end of the mortgage: either the entire amount, in the case of the 'Hipoteca Cuota Ligera' mortgage, or a percentage of between 20% and 80% (chosen by the customer) in the case of the 'Cuota Libre' mortgage. This results in mortgage payments which, because they only comprise interest and, in the latter case, a small portion of the capital, are much lower than those of a traditional floating-rate mortgage. As a result, customers can purchase a more expensive home or use the surplus money for another series of payments or make alternative investments with higher returns.

• Also in this quarter, the Bank started to market a new mutual fund: 'Bankinter Plus Garantizado, FI'. In addition to guaranteeing 100% of the initial capital after four years and six days, 50% of the returns of this fund are linked to the major stock market indexes of the four emerging economies with the greatest development potential: Brazil, Russia, India and China, with a 12.5% weighting for each country; and the other 50% of returns are linked to the performance of one of the bank's most widely-praised funds: 'BK Dividendo, FI' which provides stability.

AWARDS AND RECOGNITION

• The Boston Consulting Group ranks Bankinter among the group of the 100 most innovative companies in the world. This ranking was compiled for the second year running at the request of Business Week magazine and considered the opinions of over 1,000 executives worldwide. The ranking that includes Bankinter is topped by companies of the caliber of Apple and Google. The only Spanish companies included are Zara and ACS, who both have an international presence and, therefore, Bankinter's inclusion is of much greater merit.

• Following in this vein is the Innovation in Private Sector Award that Bankinter received as part of the Wireless Enterprise Symposium '06, organized by RIM in Orlando (USA) and attended by more than 3,000 companies. These awards recognize the public and private companies that have contributed most to the development of the wireless world through innovation.

• In addition, Bankinter was highly commended in the 2006 Technology Awards of the prestigious magazine, 'The Banker', which belongs to the London-based Financial Times Group. The magazine gave Bankinter the award under the New Channel Innovation category, praising the Bank's activities as one of the most innovative financial institutions in the world with regard to new investment channels.

• Bankinter received the 2006 CEO of the Year Award from "Computerworld" magazine. The award goes to the CEOs of companies who have recognized the value of the role played in their organizations by the efficient and effective use of information technologies. In the panel's opinion, Bankinter's management "succeeded in combining advances in technology perfectly with the needs of the business, thereby achieving an effective efficient organization able to handle any new business opportunities that may arise in the market and positioning BK as a national and international bank of reference".

• Also in the field of technology, Bankinter's Computer Security Division received an award from "SIC" magazine (Seguridad en Informática y Comunicaciones), which is highly prestigious among professionals in the industry. The award was presented during the Securmática fair, and the jury particularly praised the Bankinter team for its: "precise approach to its activities and projects, aimed at offering quality security information that is useful for the Bank's and its customers' lines of business and activity."

• For yet another year, Bankinter was included among the select group of companies in the FTSE4Good index, made up of international companies with a firm commitment to Corporate Social Responsibility. Only eleven Spanish companies were included in the latest edition of this index and Bankinter is the only one – besides Gas Natural- that has continued to appear in the index since 2001.

The FTSE4Good index measures companies' social responsibility based on their initiatives in favor of sustainable development, their dedication to environmental and social issues and relationships with their "interest groups" and their respect for human rights.

• Lastly, we highlight the fact that the consulting firm PricewaterhouseCoopers included Bankinter in the group of international companies that report the best information to their shareholders and investors. In this report entitled 'Trends in Corporate Reporting 2006', only five Spanish companies are included, and Bankinter is the only one to have been included in the last seven studies. Our bank stands out for its "reporting on service quality for customers, employees and shareholders, including statistics on incidents and the time taken to resolve them".

SOCIAL ACTION

• In June Bankinter opened a new technological literacy center for the disadvantaged, at premises of the Amics youth association which promotes training, integration into society and career advice for the most underprivileged sections of society, mainly children and young people, and participates actively in this project in conjunction with Fundación Esplai.

This is the third center of its kind that the financial institution has set up in Spain, following the centers in Vallecas, Madrid and the Su Eminencia district in Seville. They are all funded by the fees obtained on the sale of social action financial products, such as the "BK Solidaridad FI" mutual fund and the Bankinter affinity credit card.

• Bankinter has signed an agreement with IBM to join a research project relating to various social initiatives called the World Community Grid. This project, promoted by IBM, consists of creating the largest computing grid in the world (there are currently more than 170,000 interconnected PCs) to take advantage of the unused computer time of these PCs connected to the Internet by contributing it to certain medical and social research projects or other projects related to natural disasters or environmental problems. World Community Grid has computational power that would rank this computing grid among the ten most powerful computers in the world.

The Bank makes available to this project the potential capacity of the computers of its more than 3,700 employees, who it has encouraged to participate by contributing their computers' unused time when they are away from their work stations.

• Bankinter has launched an ambitious e-learning project, through the Bank's Intranet, which aims to make its employees particularly aware, and suitably informed, of the social reality experienced by the disabled and the accessibility barriers they face in their daily lives, above all the barriers relating to the financial business, so that greater employee awareness will help establish firm foundations to completely remove such barriers.

BANKINTER
Paseo de la Castellana, 29
28046 Madrid (Spain)
Tel. +34 91 339 75 00
Fax +34 91 339 83 23
Telex 42760 BANK E
SWIFT BKBK ES MM



BANKINTER
www.ebankinter.com

1H2006

BANKINTER presents its financial statements following format and criteria stated by Circular of Banco de España 4/04.

BANKINTER cautions that this presentation contains forward looking statements. These forward looking statements are found in various places throughtout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to (1) general market, macro-economic, governmental and new regulations, (2) movements in local and international securities markets, currency exchange rates, and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America.

1 Results

Bankinter 1H06: Strong Net Income growth


120,000
100,000
80,000
60,000
+30.5%
90,118
117,642
1H05
1H06

Upon solid fundamentals

Credit & Loans	+25.8%
Deposits	+30.0%
Client gathering	+33.0%
RoE	17.3%
NPLs	0.22%
Coverage	629%

All lines fairly contribute

P&L (€ thousand)	Ac Jun'06	Ac Jun'05	Dif. €	Dif. %
ATAs	**41,486,358**	**34,443,558**	**7,042,799**	**20.5**
Net Interest Income	**223,879**	**210,545**	**13,334**	**6.3**
Equity Method	12,150	11,108	1,042	9.4
Fees	103,989	92,544	11,445	12.4
Insurance	(11)	299	(310)	(n.m.)
Trading Income	54,938	20,707	34,231	165.3
Ordinary Income	**394,945**	**335,203**	**59,742**	**17.8**
Costs	(192,419)	(167,406)	(25,013)	14.9
Operating Income	**202,526**	**167,797**	**34,729**	**20.7**
Writte-offs & Provisions	(42,926)	(36,710)	(6,216)	16.9
General Allowances	6,552	(2,302)	8,854	n.m.
Other Results	(365)	205	(570)	(278.1)
Income Before Taxes	**165,787**	**128,990**	**36,797**	**28.5**
Taxes	(48,145)	(38,872)	(9,274)	23.9
Net Attributed Income	**117,642**	**90,118**	**27,523**	**30.5**

An outperforming pace of growth



- Credit & Loans -
€ Mill.
29,000
27,000
25,000
23,000
21,000
+25.8%
22,960
28,876
Jun'05
Jun'06

Towards a wider diversification

(€ million)	Jun'06	Variation	%
Total Credit & Loans*	**28,876**	**5,916**	**25.8**
Ex-securitization	31,890	5,368	20.2
Secured Loans	**20,820**	**4,100**	**24.5**
Unsecured Loans	**8,480**	**1,827**	**27.5**



Growth 0% 10% 20% 30% 40%
Leasing
962
Credit Facilities
3,503
Bill Discounting & Factoring
1,426
Loans
22,228
Guarantees
2,136
€ Million Average Balance

*Total Credit & Loans are deducted of Credit Risk Allowances

In Customer Deposits too

- (€ million) -	Jun'06	Variation	%
Total Customer Funds	**42,563**	**9,833**	**30.0**
On-balance-sheet	31,163	8,430	37.1

Mutual Funds & Pension Plans



10,000
9,000
8,000
7,000
+15.5%
Jun'05
Jun'06
Pension Funds
Mutual Funds

Growth translated into revenues

P&L (€ thousand)	Ac Jun'06	Dif. €	Dif. %
Net Interest Income	**223,879**	**13,334**	**6.3**
Equity Method	12,150	1,042	9.4
Fees	103,989	11,445	12.4
Insurance	(11)	(310)	(n.m.)
Trading Income	54938	34,231	165.3
Ex-ENCE	39,032	18,325	88.5
Ordinary Income	**394,945**	**59,742**	**17.8**

Customer spread still on transition



- Customer Spread (in %) -
3.26
+0.41%
3.67
Euribor 12 m.: 3.40% (+1.30%)
2.31
+0.61%
Euribor 3 m.: 2.99% (+0.88%)
1.56
1.7
-0.20%
1.36
Liabilities costs
Asset yield
Customer spread

On the track to a forthcoming improvement

- Net Interest Income estimates at forward rates (on base 100) -

In the short term:
- Assets and liabilities repricing mismatch
- Lesser contribution from fixed income Portfolio
- Increasing reliance on wholesale funding



105.00
100.00
95.00
+1.2%

In the medium and long tem:
- ✓Lending growth
- ✓Business mix shift towards a wider marging
- ✓Higher interest rates
- ✓Growth in zero cost deposits

13

Fees behave firmly

(€ thousand)	Jun'06	Variation	%
Total Fees Paid	35,099	7,255	26.1
Total Fees Collected	139,088	18,700	15.5
Total Net Fees	**989**	**11,445**	**12.4**

Brokerage & Securities	21,468	**+40.2%**
Payment Orders	3,550	**+32.2%**
Mutual & Pension Funds	46,056	**+20.5%**
Insurance	3,510	**+21.2%**
Comercial Bills	8,137	**+15.3%**
Foreign Exchage	3,330	**+13.6%**

14

Costs evidence a slow down

€ thousand	Jun'06	Variation	Dif. %
Ordinary Income	**394,945**	**59,742**	**17.8**
Costs	(192,419)	(25,013)	(14.9)
Operating Income	**202,526**	**34,729**	**20.7**



Costs Growth
19.1%
14.9%
20%
18%
16%
14%
Mar'06
Jun'06

Cost/Income Ratio

49%

48.1%

47%

Jun'05

Jun'06

15

Provisions lower than lending growth

- Loan Loss Provisions (€ thousand) -



42,000
38,000
34,000
30,000
26,000
+19.1%
5,304
2,273
38,624
34,595
Jun'05
Jun'06
Specific
Generic

Risk Exposure	28,832	34,615	20,1%

16

NPLs remains well in check

- 2006 NPLs Variation -

(€ thousand)	Jun'06
Balance as of 31.Dec.05	71,998
New additions	105,010
Recoveries	(93,760)
Write-Offs	(7,604)
Closing Balance as of 30.Jun.06	75,644
	+5.1%
Repossesions, balance	6,930

17

Balance sheet keeps on strenghting



629%
0.22%
640%
620%
600%
580%
560%
540%
520%
500%
480%
0.27%
0.26%
0.25%
0.24%
0.23%
0.22%
0.21%
0.20%
Jun'05
Sep'05
Dec'05
Mar'06
Jun'06
Coverage
NPL ratio

18

Upon a superb risk quality

- NPLs by Business -

€ thousand	Jun'06	% NPL	Var. Jun'05
SMEs	23,380	0.44	+28.2%
Corporates	11,279	0.18	-4.3%
Retail/Individuals	40,985	0.18	-6.3%
Total	**75,644**	**0.22**	**+2.6%**

Underpining Net Income growth

P&L (€ thousand)	Ac Jun'06	Ac Jun'05	Dif. €	Dif. %
ATAs	**41,486,358**	**34,443,558**	**7,042,799**	**20.5**
Net Interest Income	**223,879**	**210,545**	**13,334**	**6.3**
Equity Method	12,150	11,108	1,042	9.4
Fees	103,989	92,544	11,445	12.4
Insurance	(11)	299	(310)	(n.m.)
Trading Income	54,938	20,707	34,231	165.3
Ordinary Income	**394,945**	**335,203**	**59,742**	**17.8**
Costs	(192,419)	(167,406)	(25,013)	14.9
Operating Income	**202,526**	**167,797**	**34,729**	**20.7**
Writte-offs & Provisions	(42,926)	(36,710)	(6,216)	16.9
General Allowances	6,552	(2,302)	8,854	n.m.
Other Results	(365)	205	(570)	(278.1)
Income Before Taxes	**165,787**	**128,990**	**36,797**	**28.5**
Taxes	(48,145)	(38,872)	(9,274)	23.9
Net Attributed Income	**117,642**	**90,118**	**27,523**	**30.5**
Ex-ENCE	103,202	90,118	13,084	14.5

Part of the income is retained as provisions

- Net Income+ Provisions (€ thousand) -



+26.8%
112.6 MM
142.7 MM
22,487
90,118
25,105
117,642
Jun'05
Jun'06
Net Attributed Income
Generic Provisions

Increasing shareholder value

- EPS -



28.8%
1.18
1.52
1.84
Jun'05
Jun'06
Jun'06 + Provisions

- ROE -



17.3%
14.6%
Jun'05
Jun'06

Standing out along time

inversión

lunes, 10 de julio de 2006

LAS 300 ACCIONES MÁS RENTABLES DESDE 1993

Nada menos que 36 compañías españolas están entre las 300 empresas que más han subido en bolsa desde que salió el primer número de «Mi Cartera de INVERSIÓN».

2 Business

Gaining presence in target segments

- Monthly average outstanding loan book (€ million) -

Credit & Loans	Jun'06	Var. €	Var. %
SMEs	4,868	1,510	45.0
Private Banking	2,344	533	29.4
Personal Finance	852	186	28.0
Non-Residents	637	132	26.3
Corporate Banking	4,273	636	17.5
Individuals	18,662	2,318	14.2
Total Segments	31,636	5,315	20.2

With its reflection in results

- Customer Segments Gross Income (€ thousand) -

PBT	Acum. Jun'06	Var. €	Var. %
SMEs	23,379	6,099	35.3
Personal Finance	16,567	3,139	23.4
Individuals	54,308	9,055	20.0
Non-Residents	4,024	590	17.2
Corporate Banking	37,766	4,407	13.2
Private Banking	27,585	3,024	12.3
Total Segments	163,598	26,314	19.2

While SMEs grows strongly

- SMEs average outstanding loan book (€. mill.)-



45.0%
5,400
5,000
4,600
4,200
3,800
3,400
3,000
2,600
2,200
1,800
Jun'05
Jun'06

In new active client gathering too

- SME Active Client Gathering -



26.0%
8,000
7,500
7,000
6,500
6,000
5,500
5,000
Jun'05
Jun'06

With both increasing and improving results

- SME P&L (€ thousand) -

P&L	Acum. Jun'06	Dif. €	Dif. %
ATAs (€ million)	4,688	1,454	45.0
Net Interest + Trading Income	41,033	11,063	36.9
Fees	25,832	6,368	32.7
Ordinary Income	66,866	17,431	35.3
Costs	(41,319)	(10,297)	33.2
Extraordinary Results	189	135	253.4
Operating Income	25,735	7,269	39.4
Loan Loss Allowances (Specific)	(1,251)	(1,488)	628.4
Defaults	(1,138)	247	17.8
Others	33	71	187.6
PBT	23,379	6,099	35.3

Mortgages are starting to slow down

- Mortgages stock (€ million) -



€ million
17.6%
24,000
22,000
20,000
18,000
16,000
14,000
12,000
10,000
Jun'05
Jun'06
Stock
Scuritized loans

New Production		
Volume (€ mill.)	2,809.3	+9.0%
Loans, number	15,305	-4.0%

Progressing in the business mix shift

- Lending growth mix breakdown evolution (€ million) -



5,500
4,500
3,500
2,500
1,500
500
32.0%
40.4%
2,146 Mill.
3,169 Mill.
Mar'05 Jun'05 Sep'05 Dic'05 Mar'06 Jun'06
Retail / Individuals
SMEs + Corporates

To pursue an enhanced value creation



Credit & Loans
29%
EVA
37%
Clients
11,3%
SMEs
Corporates
Non-Resident
Individuals
Private Bkg.
Personal Finance

BIS II strenghts BK positioning

We make mortgages this way :

Spread:	
New Production:	**0.55%**
Back Book:	**0.60%**
% in High Profiles:	
New Production:	**80.1%**
Back Book:	**67.1%**
Cross selling:	
Products per client, no.:	**8.1**
NPL ratio:	**0.11%**
RoE mortgage customers:	**19.9%**

Pursuing:

- **Further growth**
- **Longer lasting**
- **More sustainable**
- **More profitable**

Looking after credit risk closely

- Debt-to-net income sensitivity to interest rates hikes -



46%
42%
38%
34%
30%
Affordability Ratio
Affordability
3.5% 4.0% 4.5% 5.0% 5.5% 6.0% 6.5% 7.0%
Mortgage Interest Rate

Consumer Credit and Cards: growing while transforming the business

	Jun'06	Jun'05	
Cards	777,664	597,875	**+30.1%**
Volume (€ million)	1,669.6	1,416.8	**+17.8%**
Transactions (mill.)	22.3	18.6	**+19.8%**
(€ thousand)			
Net Interest Income	8,971.1	5,931.3	+51.3%
Fees	7,986.1	10,516.9	-24.1%
Total Income	**16,957.2**	**16,448.2**	**+3.1%**

Good performance of Insurance

- Insurance Gross Income (€ thousand)-



30,000
25,000
20,000
15,000
10,000
5,000
+16.3%
13,517
11,493
15,683
13,395
Jun'05
Jun'06
BK Seguros Vida + Correduría*
LDA

*BK Seguros de Vida + Correduría PBT + Fees in Bankinter

More intensive sales activity


- Number of policies -
250,000
200,000
150,000
100,000
50,000
19.7%
Life-Personal Loans
Life-Mortgages
Home
Jun'05
Jun'06

37

Client gathering remains sound


- Active client gathering -
95,000
85,000
75,000
65,000
55,000
+33%
Jun'05
Jun'06

38

Jointly with a better management of existing customer base


- Churn Rate Evolution -
8%
6%
4%
5.9%
Jun'05
Jun'06
- Churn Rate by type of customer -
3.12%
1.10%
12.70%
5.04%
Loyalty
Profitability
+
-

39

Always leading in innovation

BusinessWeek online

The World's Most Innovative Companies

Their creativity goes beyond products to rewiring themselves. BusinessWeek and the Boston Consulting Group rank the best.

2006 Rank	Company	Margin Growth 1995-2005 %	Stock Returns 1995-2005 %
1	Apple	[illegible]	[illegible]
2	Google	NA**	NA**
3	3M		
4	Toyota		
5	Microsoft		
6	General Electric		
7	Procter & Gamble		
8	Nokia		
9	Starbucks		
10	IBM		
37	Capital One	-2.1	27.4
62	Macquarie Bank	NA**	35.0
68	ING Bank	3.0	15.7
86	bankinter	NA**	18.3
96	Goldman Sachs	-4.9***	10.9

40

And well ahead in technology


Expansión
Bankinter
Most
Innovative
Company
MEJOR ENTIDAD FINANCIERA O ASEGURADORA

eBankinter, líder de la banca por Internet

41

3 **Balance sheet soundness**

42

Optimal management of the existing capital base


- Capital Base BIS-
11.18%
10.25%
10.40%
10.41%
3.31
2.93
3.16
3.34
1.84
1.64
1.59
1.50
6.03
5.68
5.65
5.57
Jun'05
Dic'05
Mar'06
Jun'06
Core Capital
Preference Shares
Tier II

* First loss pieces of securitizations made from 01.01.2004 kept in the balance sheet are fully deducted from Tier II

43

Solvency strenght by excess provisions


€ thousand
+20.7%
394,094
475,752
400.1 mill.€
73,754
+2.6%
75,644
NPLs
Provisions

44

BK securitizes mortgages...and SMEs

- **RWAs**: €22,886.4 mill. (+22.3%)
- ***Securitizations 2006:***

  Bankinter 12 F.T.H.: €1.200 mill.
  BK FTPymes II: € 785 mill.
- **In-books:**
  - **€1.280 mill.** of own RMBS/ABS
  - All first loss pieces of outstanding securitizations (deducted from Tier II since 01.01.04)


2002
2003
2004
2005
Jun'06
RWAs
Mortgages ABS
SME ABS

45

With the best credit risk quality assets


- 90 day delinquencies / total assets (in %) -
Market Avrg.
Bankinter
Jul'01
Mar'02
Mar'03
Mar'04
Mar'05

Source: Moody's and Europea de Titulización SGFT

46

Preserving an adequate dividend growth


- DPS growth (in %) -
12%
8%
4%
0%
8%
1st. Div03
1st. Div04
1st. Div05
1st. Div06

47

The best bases for BIS II


- Internal Rating Model -Mortgages -
Rating
Exposure
Probability of Default
Mid-Size Enterprises
Large Corporations

48

QIS 5 Results

	Standard Approach	FIRB	AIRB	More Likely Approach
G10-Group 1 (Tier 1>€3.000 mill.)				
Var. Capital requirements	+1.7%	-1.3%	-7.1%	-6.8%
Var. Tier I requirements	+1.8%	-14.0%	-26.2%	-12.9%
G10-Group 2				
Var. Capital requirements	-1.3%	-12.3%	-26.7%	-11.3%
Var. Tier I requirements	-1.2%	-14.0%	-26.2%	-12.9%

•Bankinter is included in G10 - Group 2

4 Summary

- Strong Net Income growth
- Solid growth, going ahead of the change of the cycle (SMEs vs. Mortgages)
- Revenues and Customer/Business profitability lead to outperform
- The strongest bases of solvency and credit risk quality
- Clearly benefited by BIS II

Thank you